INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

March 31, 2021

Via EDGAR

Alan Campbell

Joe McCann

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Inspira Technologies OXY B.H.N. Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed March 29, 2021

File No. 333-253920

Dear Sirs:

The purpose of this letter is to respond to your letter of March 30, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 31, 2021, we filed amendment No. 4 to the registration statement on Form F-1.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. We note that the Exhibit 5.1 legal opinion opines to the ordinary shares being registered, including the ordinary shares underlying the Underwriter Warrants, but does not opine as to the Underwriter Warrants themselves. Please revise the opinion to opine that the Underwriter Warrants will be binding obligations of the company in accordance with Section II.B.1 of Staff Legal Bulletin No. 19.

RESPONSE: Our U.S. counsel has provided a 5.2 opinion that opines as to the binding obligations of the Underwriter Warrants.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn